Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com

March 7, 2011

VIA EDGAR

Ms. Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast, Mail Stop 3010
Washington, DC 20549-6010

Re:      Cole Credit Property Trust III, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 29, 2010
Proxy Statement on Schedule 14A
Filed April 7, 2010
File No. 333-149290

Dear Ms. Barros:

This letter sets forth the response of Cole Credit Property Trust III, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 24, 2011, with regard to the above-referenced filings.  For your convenience, we have set forth below the Staff’s comments along with the respective responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Distributions, page 46

1.
We refer to your response to comment 2 from our letter dated December 16, 2010 and your use of “adjusted cash flow from operations.”  We note that this non-GAAP liquidity measure adds back acquisition costs, which are paid in cash.  Please remove the use of this non-GAAP liquidity measure from future filings.  Item 10(c)(1)(ii)(A) provides that a registrant must not “[e]xclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures…”

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Ms. Sonia Barros
Securities and Exchange Commission
March 7, 2011

Response:   The Company hereby undertakes to remove the non-GAAP liquidity measure “adjusted cash flow from operations” from future filings, as requested by the Staff.  In future filings, the Company intends to replace the current disclosure relating to distribution payments, and sources for such payments, with disclosure substantially similar to the example provided in Exhibit A hereto.

Please let us know if you have any additional questions or concerns at your earliest convenience by contacting the undersigned at (404) 504-7744 or Heath D. Linsky at (404) 504-7691.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

Enclosure

cc: D. Kirk McAllaster, Jr.

Exhibit A

See Attached

                Distributions:

During the years ended December 31, 2010 and 2009, respectively, we paid distributions of $[ ] million and $[ ] million, including $[ ] million and $[ ] million, respectively, through the issuance of shares pursuant to our DRIP. Our 2010 distributions were funded by net cash provided by operating activities of $[ ] million, proceeds from the issuance of common stock of $[ ] million, and borrowings of $[ ] million.  Our 2009 distributions were funded by net cash provided by operating activities of $[ ] million, proceeds from the issuance of common stock of $[ ] million, and borrowings of $[ ] million. Net cash provided by operating activities for the years ended December 31, 2010 and 2009, reflects a reduction for  real estate acquisition related expenses incurred and expensed of $[ ] million and $[ ] million, respectively, in accordance with Accounting Standards Codification 805, Business Combinations.  As set forth in the “Estimated Use of Proceeds” section of our prospectus, we treat our real estate acquisition expenses as funded by proceeds from the offering of our shares. Therefore, for consistency, proceeds from the issuance of common stock for the years ended December 31, 2010 and 2009, respectively, have been reported as a source of distributions to the extent that acquisition expenses have reduced net cash flows from operating activities.